December 15, 2008

Via Facsimile Transmission and Edgar

Jay Ingram, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Polymer Holdings LLC (the “Company”)

Registration Statement on Form S-1

Registration No. 333-162248

Dear Mr. Ingram:

As underwriters of the Company’s proposed public offering of 11,838,235 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (NYT) on December 16, 2009, or as soon thereafter as is practicable.

In connection with the above-referenced Registration Statement, we wish to advise you that between December 2, 2009 and the date hereof, 16,323 copies of the Preliminary Prospectus dated December 2, 2009 were distributed as follows: 12,932 to prospective underwriters, prospective dealers, rating agencies and others; and 3,391 to prospective institutional investors.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Richard Whitney
Name:	Richard Whitney
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Name:	Palma Mazzolla
Title:	Vice President

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Andrew Wetenhall
Name:	Andrew Wetenhall
Title:	Executive Director

OPPENHEIMER & CO. INC.

By:	/s/ Andrew MacInnes
Name:	Andrew MacInnes
Title:	Head of Equity Capital Markets

Acting on behalf of themselves and as the Representatives of the several Underwriters